February 12, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance 100 F Street, NE

Washington, D.C. 20549

Attention: Courtney Lindsay

Re:	SenesTech, Inc. Registration Statement on Form S-l File No. 333-236302

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), as placement agent for the referenced offering, hereby concurs in the request by SenesTech, Inc. that the effective date of the above-referenced registration statement be accelerated to 4:00 p.m. Eastern Time on Friday February 14, 2020, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act. Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	Edward D. Silvera
Name:	Edward D. Silvera
Title:	Chief Operating Officer